

August 4, 2010

David B. Dillon
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

      Re: **The Kroger Co.**
                 Form 10-K for the Fiscal Year Ended January 30, 2010
                 Filed March 30, 2010
                 Definitive Proxy Statement on Schedule 14A
                 Filed May 14, 2010
                 Form 10-Q for the Fiscal Quarter Ended May 22, 2010
                 Filed June 28, 2010
                 File No. 001-00303

Dear Mr. Dillon:

      We have completed our review of your filings and do not have any further comments at this time.

                 Sincerely,

                 H. Christopher Owings
                 Assistant Director